Contact

john@gogotech.co

www.linkedin.com/in/
johndebenedette (LinkedIn)
gogotech.co (Company)
calendly.com/john_gogotech
(Other)

Top Skills

Leadership

Strategy

Business Development

JOHN D.

Chief Executive Officer at ABBY by GOGOTECH (Techstars Future of Longevity '21)
Wilmington, Delaware, United States

Summary

Launching ABBY, a new affordable personal EV combining machine vision, robotics and IoT with a revolutionary user experience and a future of product innovations via the cloud. For a more inclusive society. Available for pre-order https://gogotech.co

_____

Experience

GOGOTECH
Chief Executive Officer
May 2018 - Present (4 years 4 months)
Bangkok Thailand

WIN Worldwide Information Network
Managing Director
July 2012 - December 2016 (4 years 6 months)
Bangkok, Thailand

INTTRA, Inc.
Chief Commercial Officer
October 2001 - March 2012 (10 years 6 months)
Parsippany, NJ, US

DB Schenker
Director, IT, USA
January 1992 - June 2001 (9 years 6 months)
New York

_____